Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Telephone: (905) 841-2300
Facscimile: (905) 841-2244
Website: www.helixbiopharma.com
May 18, 2012
News Release

HELIX BIOPHARMA CORP. RECEIVES REGULATORY APPROVAL TO CONDUCT A EUROPEAN PHASE III CLINICAL TRIAL OF TOPICAL INTERFERON ALPHA-2B IN PATIENTS WITH LOW-GRADE CERVICAL LESIONS

AURORA, Ontario, May 18, 2012 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a developer of biopharmaceutical drug candidates for the prevention and treatment of cancer, today announced that the German regulatory authority, the Federal Institute for Drugs and Medical Devices (Bundesinstitut für Arzneimittel und Medizinprodukte; “BfArM”), has approved Helix's clinical trial application for a European Phase III efficacy trial of Topical Interferon Alpha-2b in patients with low-grade cervical lesions.

Helix will require additional funding, a strategic partner and interferon alpha-2b raw material support in order to commence any such trial, and Helix does not currently have an estimated timeline for commencement of such trial.

Contact:
Helix BioPharma Corp.
Investor Relations
Tel: (905) 841-2300
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

This news release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws, including, without limitation, forward-looking statements regarding Helix’s plans to initiate a European Phase III efficacy trial of Topical Interferon Alpha-2b in patients with low-grade cervical lesions. Forward-looking statements, which may be identified by words including, without limitation, “require”, “estimated”, “will”, “commencement” and other similar expressions, are intended to provide information about management’s current plans and expectations regarding future operations.

Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties that may cause actual results or events to differ materially from those anticipated and no assurance can be given that these expectations will be realized, and undue reliance should not be placed on such statements. Risk factors that could cause actual results or events to differ materially from the forward-looking statements include, without limitation: (i) the inherent uncertainty involved in scientific research and drug development; (ii) the risks associated with delay or inability to complete clinical trials successfully and the long lead-times and high costs associated with obtaining regulatory approval to market any product which may result from successful completion of such trials; (iii) loss of protection or use of Helix’s intellectual property; (iv) need to secure additional financing on terms satisfactory to Helix or at all; (v) need to secure a strategic partner and interferon alpha-2b raw material support on terms satisfactory to Helix or at all; (vi) clinical trials that yield negative results, or results that do not justify future clinical development; and (vii) those risk factors identified in the Helix’s Annual Report on Form 20-F, including under the headings “Forward-Looking Statements” and “3.D Risk Factors”, filed with the SEC at www.sec.gov and with the Canadian Securities Administrators at www.sedar.com (together, the “Helix Risk Factors”). Certain material factors or assumptions are applied in making the forward-looking statements, including, without limitation, that the Helix Risk Factors will not cause Helix’s actual results or events to differ materially from the forward-looking statements.

Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management on the date of this news release, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.